Exhibit (a)(5)(A)

February 26, 2015

Dear Stockholder:

On behalf of the board of directors of E2open, Inc., I am pleased to inform you that on February 4, 2015, E2open agreed to be acquired by Eagle Parent Holdings, LLC, an affiliate of Insight Venture Partners, pursuant to the terms of an Agreement and Plan of Merger by and among E2open, Eagle Parent Holdings and Eagle Acquisition Sub, Corp., a wholly owned subsidiary of Eagle Parent Holdings. Eagle Acquisition Sub has today commenced a tender offer to purchase all outstanding shares of common stock of E2open at a price of $8.60 per share (including the associated rights issued pursuant to the Preferred Shares Rights Agreement, dated January 16, 2015, by and between E2open and Computershare Trust Company, N.A.), net to the seller in cash, without interest and less applicable withholding taxes.

After successful completion of the tender offer, Eagle Acquisition Sub will be merged with E2open, and any E2open common stock not purchased in the tender offer will be converted into the right to receive an amount equal to $8.60 per share in cash, without interest and less applicable withholding taxes, pursuant to the merger. Unless subsequently extended, the tender offer is scheduled to expire at 12:00 Midnight, New York City time, at the end of March 25, 2015. As more fully set forth in the merger agreement, the tender offer is conditioned upon, among other things, there being validly tendered and not properly withdrawn a number of shares of E2open common stock that, together with the shares then owned by Eagle Parent Holdings or Eagle Acquisition Sub, if any, represents at least a majority of all then-outstanding shares of E2open common stock.

After careful review, at a meeting held on February 4, 2015, the board of directors of E2open unanimously: (i) determined that the terms of the tender offer, the merger and the other transactions contemplated by the merger agreement are fair to, and in the best interests of, E2open and its stockholders; (ii) determined that it is in the best interests of E2open and its stockholders, and declared it advisable, to enter into the merger agreement; (iii) approved the execution and delivery by E2open of the merger agreement, the performance by E2open of its covenants and agreements contained in the merger agreement and the consummation of the tender offer, the merger and the other transactions contemplated by the merger agreement; and (iv) resolved to recommend that E2open’s stockholders accept the tender offer and tender their shares to Eagle Acquisition Sub pursuant to the tender offer.

Accordingly, and for the other reasons described in more detail in the enclosed copy of E2open’s solicitation/recommendation statement, the board of directors unanimously recommends that E2open’s stockholders accept the tender offer and tender their shares pursuant to the tender offer.

The solicitation/recommendation statement contains additional information relating to the tender offer and the merger, including a description of the reasons for the board of directors’ recommendations described above. Also enclosed are Eagle Acquisition Sub’s Offer to Purchase, dated February 26, 2015, a Letter of Transmittal for use in tendering your shares and other related documents. These documents set forth the terms and conditions of the tender offer. We urge you to read the enclosed information and consider it carefully before tendering your shares.

On behalf of the board of directors, we thank you for your support.

Sincerely,

Mark E. Woodward
President and Chief Executive Officer